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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.             )*

JONES SODA CO.

(Name of Issuer)

COMMON STOCK, NO PAR VALUE

(Title of Class of Securities)

916902109

(Cusip Number)

February 5, 2004

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

        ☐ Rule 13d-1 (b)

        ☒ Rule 13d-1 (c)

        ☐ Rule 13d-1 (d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the notes).

13G
CUSIP No. 916902109

1.	Name of Reporting Person: PETER C. COOPER (1)		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Citizenship or Place of Organization: NEW ZEALAND

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 996,200

		6.	Shared Voting Power: -0-

		7.	Sole Dispositive Power: 996,200

		8.	Shared Dispositive Power: -0-

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 996,200

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9): 4.99%

12.	Type of Reporting Person: OO

(1) 90,000 shares are held by Peter C. Cooper. The balance are held by Clifton Investments, L.P. Cooper Capital, LLC is the sole general partner of Clifton Investments,

L.P. and as the general partner, it may be deemed to have shared voting and investment power for the shares held by Clifton Investments, L.P. Peter C. Cooper, a Director of the Issuer, is the managing member of Cooper Capital, LLC. The principals of Clifton Investments, L.P. disclaim beneficial ownership of all such shares held by Clifton Investments, L.P. except to the extent of their proportionate pecuniary interests therein.

Item 1.

(a)	Name of Issuer: JONES SODA CO.

(b)	Address of Issuer’s Principal Executive Offices: 234 9TH Avenue North, Seattle, WA 98109

Item 2.

(a)	Name of Person Filing: Peter C. Cooper

(b)	Address of Principal Business Office or, if none, Residence: 26 Corporate Plaza, Suite 280, Newport Beach, CA 92660

(c)	Citizenship: New Zealand

(d)	Title of Class of Securities: Common Stock, No Par Value

(e)	CUSIP Number: 916902109

Item 3. If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	[ ]	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o)

(b)	[ ]	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c)

(c)	[ ]	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c)

(d)	[ ]	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8)

(e)	[ ]	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	[ ]	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	[ ]	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

(h)	[ ]	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	[ ]	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	[ ]	Group, in accordance with §240.13d-1(b)(1)(ii)(J)

Item 4. Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned: 996,200

(b)	Percent of class: 4.99%

(c)	Number of shares as to which the person has:

	(i)	Sole power to vote or to direct the vote:	996,200

	(ii)	Shared power to vote or to direct the vote:	-0-

	(iii)	Sole power to dispose or to direct the disposition of:	996,200

	(iv)	Shared power to dispose or to direct the disposition of:	-0-

Instruction. For computations regarding securities which represent a right to acquire an underlying security see §240.13d3(d)(1).

Item 5. Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X].

Instruction: Dissolution of a group requires a response to this item.

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

Not applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not applicable

Item 8. Identification and Classification of Members of the Group

Not applicable

Item 9. Notice of Dissolution of Group

Not applicable

Item 10. Certification

The reporting person hereby makes the following certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 5, 2004
Date

/s/ PETER C. COOPER

PETER C. COOPER

CLIFTON INVESTMENTS, L.P., A DELAWARE LIMITED PARTNERSHIP

By: COOPER CAPITAL, LLC, A DELAWARE LIMITED LIABILITY COMPANY, ITS GENERAL PARTNER

By: /s/ PETER C. COOPER

PETER C. COOPER, SOLE MANAGER

COOPER CAPITAL, LLC, A DELAWARE LIMITED LIABILITY COMPANY

By: /s/ PETER C. COOPER

PETER C. COOPER, SOLE MANAGER

/s/ PETER C. COOPER

PETER C. COOPER